EXHIBIT (12)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Amounts in millions

	Years Ended June 30
	2006	2005	2004	2003	2002	2001
EARNINGS, AS DEFINED

Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$12,419	$9,954	$9,010	$7,219	$5,837	$4,574

Fixed charges, excluding capitalized interest	1,242	924	719	657	687	872

TOTAL EARNINGS, AS DEFINED	$13,661	$10,878	$9,729	$7,876	$6,524	$4,970

FIXED CHARGES, AS DEFINED

Interest expense (including capitalized interest)	$1,153	$869	$629	$561	$603	$794
1/3 of rental expense (1)	122	90	90	96	84	78

TOTAL FIXED CHARGES, AS DEFINED	$1,275	$959	$719	$657	$687	$872

RATIO OF EARNINGS TO FIXED CHARGES	10.7x	11.3x	13.5x	12.0x	9.5x	5.7x
(1) Considered to be representative of interest factor in rental expense.